Exhibit 1.02

Lockheed Martin Corporation

Conflict Minerals Report

For the Year Ended December 31, 2013

Introduction

This Conflict Minerals Report (the “Report”) has been prepared by Lockheed Martin Corporation (hereinafter referred to as the “Company,” “we,” “us,” or “our”) pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended. The term “Conflict Minerals” is defined in the Rule and refers to gold and columbite-tantalite (caltan), casssiterite, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (the “Conflict Minerals” or “3TG”). The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products containing Conflict Minerals that are necessary to the functionality or production of those products if the company has reason to believe that the Conflict Minerals may have originated in the Democratic Republic of the Congo and the adjoining countries of Angola, Burundi, the Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia (the “Covered Countries”).

Company and Product Overview

We are a global security and aerospace company principally engaged in the research, design, development, manufacture, integration and sustainment of advanced technology systems, products and services. We also provide a broad range of management, engineering, technical, scientific, logistic, and information services. We operate in five business segments: Aeronautics, Information Systems & Global Solutions (IS&GS), Missiles and Fire Control (MFC), Mission Systems and Training (MST), and Space Systems. We organize our business segments based on the nature of the products and services offered:

•	Aeronautics is engaged in the research, design, development, manufacture, integration, sustainment, support and upgrade of advanced military aircraft, including combat and air mobility aircraft, unmanned air vehicles, and related technologies.

•	IS&GS provides advanced technology systems and expertise, integrated information technology solutions, and management services across a broad spectrum of applications for civil, defense, intelligence, and other government customers; supports the needs of customers in data analytics, cyber security, air traffic management, and energy demand management; provides network-enabled situational awareness, delivers communications and command and control capability through complex mission solutions for defense applications, and integrates complex global systems to help our customers gather, analyze, and securely distribute critical intelligence data; and is responsible for various classified systems and services in support of vital national security systems.

•	MFC provides air and missile defense systems; tactical missiles and air-to-ground precision strike weapon systems; logistics and other technical services; fire control systems; mission operations support, readiness, engineering support, and integration services; and manned and unmanned ground vehicles.

•	MST provides ship and submarine mission and combat systems; mission systems and sensors for rotary and fixed-wing aircraft; sea and land-based missile defense systems; radar systems; the Littoral Combat Ship (LCS); simulation and training services; and unmanned systems and technologies.

•	Space Systems is engaged in the research and development, design, engineering, and production of satellites, strategic and defensive missile systems, space transportation systems, and various classified systems and services in support of vital national security systems.

Covered Products

We conducted an analysis on the products that we manufacture or contract to be manufactured and found that 3TG are in substantially all of our products (and generally are required for their functionality or production as specified under the Rule) included in the overview of our company. These products are collectively referred to in this Report as the “Covered Products.” 3TG is not included in the services we provide to our customers.

Supply Chain Description

Our business depends on an extensive global network of suppliers to provide the materials, parts and services to make our final products. As a downstream company, generally there are multiple tiers between us and the source of raw materials that enter the manufacturing process. The composition of our supply chain makes it challenging to identify the origin of 3TG used in our products. Therefore, we must rely on our direct suppliers to work with their upstream suppliers to provide us with accurate information (e.g., through the reasonable country of origin inquiry described below) about the origin of 3TG in the materials and parts that we purchase.

Reasonable Country of Origin Inquiry (“RCOI”)

The elements of our RCOI were: (i) identification of relevant suppliers, (ii) data collection and (iii) assessment of data to determine whether further due diligence is required.

In 2013, we had direct orders with more than 20,000 active suppliers from more than 60 countries. Because of the complexity and size of our supply chain, we developed a risk-based approach that focused on our major suppliers identified as manufacturers (the “Supplier Group”). The Supplier Group represented more than 90% of our direct material spending in the previous year.

We collected information from the Supplier Group using the template developed by the Electronics Industry Citizenship Coalition (EICC) / Global e-Sustainment Initiative (GeSI) (the “EICC Template”). The EICC Template includes questions regarding a direct supplier’s conflict-free policy, its due diligence process, and information about its supply chain such as the names and locations of smelters and refiners and the origin of 3TG used by those facilities.

Based on the RCOI, we do not have sufficient information from the Supplier Group to determine the source of the necessary 3TG contained in our products. Accordingly, we conducted due diligence on the source and chain of custody of 3TG in our products.

Design of Conflict Minerals Program

As required by the Rule, we conducted due diligence on the source and chain of custody of the necessary 3TG contained in the Covered Products. Our due diligence program has been designed to conform, in all material respects, with the internationally recognized framework presented by The Organisation for Economic Co-operation and Development (OECD) in the publication OECD (2013) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing (OECD Guidance) and the related supplements for 3TG.

Description of Due Diligence Steps Performed

In 2013, we undertook the following due diligence steps:

1. Management Systems

•	We adopted a Supplier Code of Conduct and began developing a Conflict Minerals Policy Statement.

•	We established a management structure to support supply chain due diligence related to Conflict Minerals. This includes: (1) an executive steering committee led by our controller and global supply chain executive, which developed our due diligence strategy and is responsible for the necessary filings and reports under the Rule; (2) a supply chain council, comprised of supply chain leaders from our five business segments, which assisted with our due diligence by distributing the EICC Template to the Supplier Group and requesting any necessary follow up information; and (3) a multidisciplinary conflict minerals working group comprised of subject matter experts, including representatives from engineering, finance, legal, sustainability, contracts, communications and our five business areas, which identified the suppliers to be included in the Supplier Group and reviewed supplier responses.

•	We participated with other manufacturers in the Aerospace and Defense sector in the following industry-wide groups and initiatives: the Aerospace Industries Association (AIA) Conflict Minerals Working Group (CMWG), the National Association of Manufacturers (NAM) Conflict Minerals Implementation Task Force, and the EICC/GeSI Conflict-free Sourcing Initiative (CFSI).

•	We are following our established records retention policy that requires us to maintain records related to SEC filings such as the Conflict Minerals reporting for a specified number of years.

•	We have an ethics helpline and dedicated ethics and conflict minerals e-mail addresses that provide employees and suppliers with a mechanism to report violations of our Conflict Minerals compliance program or other concerns. This information is available on our website. Our ethics helpline was also included in our annual ethics letter to suppliers.

•	We brief senior management about the Company’s practices with respect to 3TG due diligence and supply chain.

2. Identify and Assess Risks in the Supply Chain

•	As previously discussed, in 2013 we distributed the EICC Template to the Supplier Group in order to gather information about our supply chain.

•	Under our due diligence procedures, unresponsive suppliers were issued follow-up requests. Unresponsive suppliers were categorized accordingly in our records. Survey responses were evaluated against pre-determined criteria, and additional follow-up inquiries were conducted as necessary. Our process allows for escalation of issues to the conflict minerals working group, the supply chain council, and/or the executive steering committee.

3. Design and Implement a Strategy to Respond to Risks

•	We have a risk management plan to address concerns that a supplier may be providing us with products that contain 3TG sourced from the Covered Countries.

•	If a supplier indicates that it directly or indirectly sources 3TG from the Covered Countries, we request additional information from such supplier. If it is confirmed that a supplier provides products or parts for Covered Products that contain 3TG sourced from the Covered Countries, our program risk management procedures allow for mitigation steps, including conducting a review with the Program Managers from the affected business segments to determine appropriate next steps.

•	During 2013, we found no instance where it was necessary to implement risk mitigation efforts, temporarily suspend trade or disengage with a member of the Supplier Group.

4. Carry out Independent Third-Party Audit of Supply Chain Due Diligence

We do not perform or direct audits of 3TG smelters or refiners. We rely on audits conducted by third parties through our membership in the CFSI and supplier self-disclosures of certification status.

5. Report on Supply Chain Due Diligence

This Report constitutes our annual report on our Conflict Minerals due diligence, and is available on our website at www.lockheedmartin.com/content/dam/lockheed/data/corporate/documents/Sustainability/conflict-minerals-cmr.pdf and is filed with the SEC.

Results of Our Due Diligence Measures

Description of facilities used to process 3TG; information on country of origin and efforts to determine mine or location of origin

As previously discussed, we found that 3TG are in substantially all of our products and requested that the Supplier Group complete the EICC Template to determine the facilities used to process 3TG, the country of origin of the 3TG and the mines or locations of origin of the 3TG in our supply chain. The vast majority of the Supplier Group who responded to our EICC Template indicated in their response that the information provided was at a company or divisional level and did not include a list of smelters. Those in the Supplier Group that did provide a list of smelters and refiners identified more than 400 smelters and refiners, including over 100 mines, and in some cases the location of such mines, from which they sourced 3TG. A small portion of the Supplier Group identified mines in the Covered Countries, but indicated that they sourced from multiple smelters and mines, and also did not disclose a full product line that would enable us to tie a specific mine to one of our Covered Products. Because information was generally provided at a company or divisional level and was not tied to specific Covered Products, we did not have sufficient information to identify the facilities that sourced 3TG included in our Covered Products, or to identify the country of origin of such 3TG.

Steps We Have Taken, or Will Take, Since December 31, 2013 to Mitigate Risk that Conflict Minerals Benefit Armed Groups

Lockheed Martin supports the objective of preventing armed groups in the Covered Countries from benefitting from the sourcing of Conflict Minerals from that region. We are committed to responsible sourcing of materials for our products, including the sourcing of Conflict Minerals, and we expect that our suppliers are likewise committed to responsible sourcing. We expect our suppliers to take steps to determine if their products contain Conflict Minerals and if so, implement supply chain due diligence processes to identify sources of these minerals and support efforts to eradicate the use of Conflict Minerals which directly or indirectly finance or benefit armed groups in the Covered Countries. Accordingly, we intend to take the following steps to further mitigate the risk that the 3TG in our products finance or benefit armed groups in the Covered Countries:

•	Reference our Supplier Code of Conduct in new purchase orders.

•	Begin directing suppliers to our Conflict Minerals Policy Statement and web page, in addition to the Supplier Code of Conduct.

•	Expand the number of suppliers in our Supplier Group, thereby increasing the number of suppliers we survey; and

•	Encourage suppliers to participate in the Conflict-Free Smelter Program developed by the CFSI.

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